Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes of Penn West Petroleum Ltd. (“Penn West”, “We”, “Our”, the “Company”) for the years ended December 31, 2011 and 2010. The date of this MD&A is March 15, 2012. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Penn West’s audited consolidated financial statements and Annual Information Form, please go to our website at www.pennwest.com, in Canada to the SEDAR website at www.sedar.com or in the United States to the SEC website at www.sec.gov.

On January 1, 2011, we completed our plan of arrangement under which Penn West converted from an income trust to a corporation, operating under the trade name of Penn West Exploration. Prior to this date, our consolidated financial results were presented as an income trust, Penn West’s former legal structure, as at and for the year ended December 31, 2010.

In the first quarter of 2011, we completed our change to International Financial Reporting Standards (“IFRS”) from Canadian Generally Accepted Accounting Principles (“previous GAAP”). Our previously reported consolidated financial statements were adjusted to be in compliance with IFRS on January 1, 2010 (the “date of transition”). Previously reported results and balances subsequent to the date of transition have been revised to comply with IFRS. All 2009 balances remain in accordance with previous GAAP.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback, return on equity and return on capital included in this MD&A are not defined nor have a standardized meaning prescribed by IFRS or previous GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by GAAP. Netback is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management used in capital allocation decisions and to economically rank projects. Return on equity is the rate of return calculated by comparing net income to shareholders’ equity. Return on capital is calculated using net income excluding financing charges compared to shareholders’ equity and long-term debt and is used to assess how well Penn West utilizes the capital invested into the company.

Calculation of Funds Flow

(millions, except per share amounts)	Year ended December 31
	2011	2010
Cash flow from operating activities	$1,407	$1,217
Increase (decrease) in non-cash working capital	49	(85)
Decommissioning expenditures	81	53

Funds flow	$1,537	$1,185

Basic per share	$3.29	$2.68
Diluted per share	$3.29	$2.65

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 1

Annual Financial Summary

	Year ended December 31
(millions, except per share amounts)	2011	2010 (1)	2009 (1)
Gross revenues (2)	$3,604	$3,034	$3,203
Funds flow	1,537	1,185	1,493
Basic per share	3.29	2.68	3.62
Diluted per share	3.29	2.65	3.60
Net income (loss)	638	1,110	(144)
Basic per share	1.37	2.51	(0.35)
Diluted per share	1.36	2.48	(0.35)
Capital expenditures, net (3)	1,580	(119)	319
Long-term debt at year-end	3,219	2,496	3,219
Convertible debentures	—	255	273
Dividends/ distributions paid (4)	420	708	910
Total assets	$15,584	$14,543	$13,876

(1)	Comparative 2010 figures are presented under IFRS. Comparative 2009 figures are presented under previous GAAP.
(2)	Gross revenues include realized gains and losses on commodity contracts.
(3)	Excludes business combinations.
(4)	Includes dividends paid and reinvested in shares under the dividend reinvestment plan.

2011 Highlights

•

Funds flow for 2011 increased 30 percent to $1,537 million compared to $1,185 million in 2010. The increase was due to higher revenues as a result of higher liquids production and stronger crude oil prices.

•

Net income was $638 million in 2011 compared to $1,110 million in 2010. Prior year figures include a $572 million after-tax gain on the formation of the Peace River Oil Partnership and a $368 million gain on the formation of the Cordova Joint Venture.

•	Annual 2011 production averaged 163,094 boe per day, in line with our previous annual guidance of 162,000 to 164,000 boe per day.

•

Capital expenditures totalled $1,580 million net of joint venture carried capital and proceeds on net asset dispositions of $266 million. To date in 2012, Penn West has closed net dispositions of approximately $340 million.

•	Netbacks were $30.95 per boe compared to $25.07 per boe in 2010, due primarily to higher liquid prices.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Three months ended	2011	2011	2011	2011	2010	2010	2010	2010
Gross revenues (1)	$979	$861	$920	$844	$782	$728	$718	$806
Funds flow	437	348	396	356	305	267	269	344
Basic per share	0.93	0.74	0.85	0.77	0.67	0.59	0.62	0.81
Diluted per share	0.93	0.74	0.85	0.77	0.66	0.58	0.61	0.81
Net income (loss)	(62)	138	271	291	(37)	304	745	98
Basic per share	(0.13)	0.29	0.58	0.63	(0.08)	0.67	1.72	0.23
Diluted per share	(0.13)	0.29	0.58	0.63	(0.08)	0.66	1.69	0.23
Dividends declared	127	127	127	125	123	177	196	190
Per share	$0.27	$0.27	$0.27	$0.27	$0.27	$0.39	$0.45	$0.45
Production
Liquids (bbls/d) (2)	108,071	101,392	98,998	104,349	105,296	98,380	95,777	96,317
Natural gas (mmcf/d)	364	360	343	371	365	394	408	410

Total (boe/d)	168,801	161,323	156,107	166,135	166,148	164,087	163,700	164,587

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 2

Business Strategy

Over the past several years, we have focused our capital program on appraisal activities across our light-oil plays in the Cardium, Carbonates, Spearfish and Viking where we have significant legacy production, land and infrastructure positions. In 2011, we concentrated on moving these projects from the resource appraisal phase into full-scale development. In 2012, our focus remains on these key light-oil projects with a further shift toward full-scale development across portions of these plays. The application of horizontal multi-stage drilling technologies continues to be a key component of our success along with continuous operations and the use of pad drilling techniques to drive improved capital efficiencies. In 2012, we plan to continue the appraisal activities within the Peace River Oil Partnership and the Cordova Joint Venture with our partners. Further appraisal of our extended portfolio of light-oil and liquids-rich gas plays will continue at a less aggressive pace than in 2010 and 2011. Our unique ownership of light-oil and liquids-rich resources combined with successful resource appraisal over the past several years and our increasing expertise in new drilling and completions technologies provides us significant opportunities for large-scale oil development in a politically stable environment.

Business Environment

Crude oil markets were volatile in 2011 due to a number of factors. Supply concerns resulting from social unrest in the Middle East and North Africa led to a rise in crude oil prices in the first half of the year. The loss of crude oil exports from Libya led to prices peaking early in the second quarter. In the second half of 2011, exports resumed from Libya at a faster than expected rate resulting in lower crude oil prices. European sovereign debt concerns reduced confidence in the outlook for global economic growth which also exerted downward pressure on crude oil prices. Since the latter part of 2011, crude oil prices have recovered to above US$100 WTI as the market fundamentals re-balanced. As we enter 2012, the European Union continues to address its debt issues; however, it is not clear when these issues will be resolved. Analysts are currently forecasting a modest level of global GDP growth in 2012 which is expected to result in incremental demand for crude oil. Crude oil prices have also strengthened to date in 2012 due to tightening unutilized OPEC capacity and geo-political tensions in certain parts of the world, including Iran, where economic sanctions on Iran’s oil trade could result in future oil supply volatility.

Historically, WTI has traded at a premium to Brent however in 2011 WTI traded at a significant discount to Brent and other world benchmark crudes. This spread peaked at US$27 per barrel during 2011, but has recently settled at approximately US$20 per barrel. A number of factors contributed to this spread, notably: WTI is priced at Cushing, Oklahoma and thus is a “land-locked” crude that does not fully participate in price increases in comparison to crude oil that has ocean access; the loss of Libyan exports earlier in 2011 caused European buyers to place a premium on other streams such as Brent; inventory levels at Cushing rose to high levels; and, North Sea production problems further contributed to premium Brent pricing. In order for this price differential to fully reverse, additional transportation between Cushing and the Gulf Coast is believed to be required. Currently, both TransCanada and Enbridge have pipeline projects that, if approved and completed, will enable Canadian crudes to be transported to the Gulf Coast where they will have greater access to world prices. In January 2012, the US government rejected TransCanada’s permit for the Keystone XL pipeline project, however, TransCanada has the option to reapply for a permit in the future. In February 2012, TransCanada announced plans to begin building the south leg of the Keystone XL pipeline which will connect Cushing, Oklahoma to the Texas Gulf Coast. We have made commitments that will allow us to participate in one of these development projects and we continue to monitor the progress and assess the merits of other projects.

In February 2012, differentials for Canadian oil to WTI widened compared to historical levels. Lower refinery runs due to earlier than normal turnarounds and the need to work down high gasoline inventory levels have recently softened demand for Canadian crudes. We expect these differentials will normalize as refineries come back on-line and as inventory levels re-balance.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 3

Despite 2011 increases in demand in the industrial and power generation sectors, North America natural gas markets continue to be over-supplied. The drilling activities in liquids-rich shale gas plays remain robust resulting in increasing natural gas production despite weak natural gas pricing. The combination of increased supply and a mild 2011 winter have led to lower heating demand and record levels of inventory. Over the next several years, North American access to international gas markets through the development of LNG infrastructure appears to be an important part of rebalancing North American supply and demand.

Crude Oil

In 2011, WTI crude oil prices averaged US$95.14 per barrel compared to US$79.55 per barrel in 2010. Over the past year, Canadian producers experienced delays delivering their production to market due to increasing supply and a number of pipeline interruptions. Some transportation issues continue in 2012 due to increased repair and maintenance programs and reduced capacity on some lines which have encountered operational issues. As an alternative, the use of rail transportation has increased to address congestion. In the future, the benefits of increased reliability due to recent maintenance programs and various expansion projects are expected to reduce disruptions.

Penn West’s average crude oil price for 2011 before the impact of the realized portion of risk management was $83.22 per barrel. Currently Penn West has 60,000 barrels per day of its 2012 crude oil production hedged between US$85.53 and US$101.16 per barrel and 35,000 barrels per day of its forecast 2013 production hedged between US$93.57 and US$107.91 per barrel.

Natural Gas

In 2011, the AECO Monthly Index averaged $3.67 per mcf compared to $4.12 per mcf in 2010. The continued drilling activity in liquids-rich shale gas plays in the U.S. is reducing the demand for Canadian gas exports. Currently, Western Canadian gas producers face two specific challenges compared to their U.S. competitors. Firstly, certain Western Canadian gas streams are drier than many of the U.S. shale gas plays thus price realizations are lower due to lower liquids content, and secondly, the longer distance to end markets means that Western Canadian gas producers incur higher transportation costs. Current forecasts, at current drilling activity levels, project natural gas liquids production to eventually over supply North American markets resulting in downward pressure on prices, reducing the value discrepancy between wet and dry gas plays. Many analysts believe the solution for Western Canadian gas is to build the infrastructure capable of providing access to higher netback markets outside of North America, such as Asia.

Penn West’s corporate average natural gas price for 2011 before the impact of the realized portion of risk management was $3.78 per mcf. Penn West currently has 50,000 mcf per day of natural gas production hedged for 2012 at an average price of $4.30 per mcf.

Performance Indicators

Our management and Board of Directors monitor our performance based upon a number of qualitative and quantitative factors including:

•	Finding and development (“F&D”) costs – We use these metrics to assess the continuing economic viability and the relative development stage of our resource plays.

•	Base operations – Includes our production performance and execution of our operational, health, safety, environmental and regulatory programs.

•	Shareholder value measures – These include key enterprise value metrics such as funds flow per share and dividends per share.

•

Financial, business and strategic considerations – These include the management of our asset portfolio, balance sheet stewardship, financial stewardship and the overall goal of creating competitive return on investment for our shareholders.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 4

Finding and Development costs

	$00,000	$00,000	$00,000	$00,000
	Year ended December 31
	2011	2010	2009	3-Year average
Adjusted F&D costs including future development costs (“FDC”) (1)
F&D costs per boe—proved plus probable	$22.64	$21.97	$15.18	$20.97
F&D costs per boe—proved	$29.71	$23.56	$15.63	$24.70

Excluding FDC (2)
F&D costs per boe—proved plus probable	$15.07	$18.90	$13.75	$15.81
F&D costs per boe—proved	$23.55	$21.50	$16.10	$21.11

Including FDC (3)
F&D costs per boe—proved plus probable	$26.79	$26.73	$16.12	$24.51
F&D costs per boe—proved	$37.05	$28.01	$16.19	$29.17

(1)	The calculation of adjusted F&D includes the change in FDC, excludes the effect of economic revisions related to downward revisions of natural gas prices and excludes land acquisition costs.
(2)	The calculation of F&D excludes the change in FDC and excludes the effects of acquisitions and dispositions.
(3)	The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and dispositions.

In 2011, we increased our capital program as we completed our transition to an E&P corporation and continued to focus on our portfolio of light-oil plays. Our successful drilling program in 2011 resulted in an increase in liquids reserves which led to an increase in total reserves. On a proved basis, our reserves are weighted 74 percent to crude oil and liquids (2010 – 70 percent). On a proved plus probable basis our reserves are weighted 71 percent to crude oil and liquids (2010 – 69 percent) and 29 percent to natural gas (2010 – 31 percent).

Capital expenditures for 2011 are net of $107 million related to joint venture carried capital (2010 – $17 million). We use Adjusted F&D to assess the economic viability and the stage of development of our resource plays. F&D costs are calculated in accordance with National Instrument 51-101, which include the change in FDC, on a proved and proved plus probable basis. For comparative purposes we also disclose F&D costs excluding FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Base operations

In 2011, we moved toward full-scale development on many of our light-oil plays. During the second quarter of 2011, severe flooding in Saskatchewan and Manitoba and wild fires in Alberta caused temporary operating interruptions which we overcame during the third quarter. We ended 2011 with significant operational momentum and have continued to build on this early in 2012.

Shareholder Value Measures

	$00,000	$00,000	$00,000
	Year ended December 31
	2011	2010 (1)	2009 (1)
Funds flow per share	$3.29	$2.68	$3.62
Dividends/ distributions paid per share	$0.90	$1.62	$2.23
Ratio of year-end total long-term debt to annual funds flow	2.1:1	2.1:1	2.2:1

(1)	Comparative 2010 figures are presented under IFRS. Comparative 2009 figures are presented under previous GAAP.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 5

In April 2011, we began paying a quarterly dividend of $0.27 per share as a corporation. Our last monthly distribution payment of $0.09 per unit as a trust was declared in December 2010 and paid in January 2011. Currently, our business strategy is to provide shareholder return through a combination of oil-oriented growth and yield.

Our total long-term debt to annual funds flow ratio has remained consistent over the last three years. As we look forward, we aim to grow our funds flow by oil and liquids production growth relative to both our long-term debt and dividend payout levels.

Financial, business and strategic considerations

	$00,000	$00,000	$00,000
	Year ended December 31
	2011	2010 (1)	2009 (1)
Return on capital (2)	7%	11%	—
Return on equity (3)	7%	13%	(2)%
Total assets (millions)	$15,584	$14,543	$13,876

(1)	Comparative 2010 figures are presented under IFRS. Comparative 2009 figures are presented under previous GAAP.
(2)	Net income before financing charges divided by average shareholders’ equity and average total debt.
(3)	Net income divided by average shareholders’ equity.

The return on capital and return on equity ratios in 2011 decreased in comparison to 2010 as a result of lower net income mainly due to an increase in unrealized risk management losses and a decline in gains on dispositions, both non-cash items. In 2010, we recorded significant gains on dispositions as a result of forming the Peace River Oil Partnership and the Cordova Joint Venture.

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2011	2010	% change
Light oil and NGL (bbls/d)	85,316	80,706	6
Heavy oil (bbls/d)	17,892	18,260	(2)
Natural gas (mmcf/d)	359	394	(9)

Total production (boe/d)	163,094	164,633	(1)

In 2011, production was disrupted in the second quarter and into the third quarter as a result of extreme flooding in southern Saskatchewan and Manitoba, wild fires in the Slave Lake region in northern Alberta and third party facility outages. As we moved through the third quarter of 2011, activities were concentrated on restoring production and resuming full operations. In the fourth quarter of 2011, we reached full operating capacity and continued to build on a successful capital program. To date in 2012, we have closed property dispositions for proceeds of approximately $340 million.

When economic to do so, we strive to maintain a strategic mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. Given the weak outlook for natural gas prices in the medium term and our significant inventory of light-oil locations, we plan to continue allocating substantially all of our capital investments to oil projects.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 6

Average Sales Prices

	$00,000	$00,000	$00,000
	Year ended December 31
	2011	2010	% change
Light oil and liquids (per bbl)	$86.19	$69.29	24
Risk management loss (per bbl) (1)	(2.03)	(2.72)	(25)

Light oil and liquids net (per bbl)	84.16	66.57	26

Heavy oil (per bbl)	69.07	60.55	14

Natural gas (per mcf)	3.78	4.20	(10)
Risk management gain (per mcf) (1)	—	0.42	(100)

Natural gas net (per mcf)	3.78	4.62	(18)

Weighted average (per boe)	60.99	50.74	20
Risk management loss (per boe) (1)	(1.06)	(0.34)	100

Weighted average net (per boe)	$59.93	$50.40	19

(1)	Gross revenues include realized gains and losses on commodity contracts.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 7

Netbacks

	Year ended December 31
	2011	2010	% change
Light oil and NGL (1)
Production (bbls/day)	85,316	80,706	6
Operating netback (per bbl):
Sales price	$86.19	$69.29	24
Risk management loss (2)	(2.03)	(2.72)	(25)
Royalties	(16.83)	(13.73)	23
Operating costs	(21.05)	(19.83)	6

Netback	$46.28	$33.01	40

Heavy oil
Production (bbls/day)	17,892	18,260	(2)
Operating netback (per bbl):
Sales price	$69.07	$60.55	14
Royalties	(10.01)	(8.73)	15
Operating costs	(17.53)	(17.14)	2
Transportation	(0.08)	(0.09)	(11)

Netback	$41.45	$34.59	20

Total liquids
Production (bbls/day)	103,208	98,966	4
Operating netback (per bbl):
Sales price	$83.22	$67.68	23
Risk management loss (2)	(1.68)	(2.22)	(24)
Royalties	(15.64)	(12.81)	22
Operating costs	(20.44)	(19.33)	6
Transportation	(0.01)	(0.02)	(50)

Netback	$45.45	$33.30	36

Natural gas
Production (mmcf/day)	359	394	(9)
Operating netback (per mcf):
Sales price	$3.78	$4.20	(10)
Risk management gain (2)	—	0.42	(100)
Royalties	(0.54)	(0.58)	(7)
Operating costs	(2.03)	(1.71)	19
Transportation	(0.22)	(0.22)	—

Netback	$0.99	$2.11	(53)

Combined totals
Production (boe/day)	163,094	164,633	(1)
Operating netback (per boe):
Sales price	$60.99	$50.74	20
Risk management loss (2)	(1.06)	(0.34)	100
Royalties	(11.09)	(9.07)	22
Operating costs	(17.40)	(15.71)	11
Transportation	(0.49)	(0.55)	(11)

Netback	$30.95	$25.07	23

(1)	Excluded from the netback calculation is $37 million primarily related to realized risk management gains on our foreign exchange contracts which swap US dollar revenue at a fixed Canadian dollar rate.
(2)	Gross revenues include realized gains and losses on commodity contracts.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 8

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	$00,000	$00,000	$00,000
	Year ended December 31
(millions)	2011	2010	2009
Light oil and NGL	$2,657	$1,965	$1,920
Heavy oil	452	405	509
Natural gas	495	664	774

Gross revenues (1)	$3,604	$3,034	$3,203

(1)	Gross revenues include realized gains and losses on commodity contracts.

Our successful drilling program has resulted in additional light-oil production and an increase in light-oil revenue. Crude oil prices increased in 2011 from 2010 which led to increases in both light and heavy-oil revenues. Natural gas prices were lower in 2011 compared to 2010 resulting in a decline in natural gas revenues. Asset dispositions and a capital program concentrated on our light-oil properties led to the decline in natural gas production.

The decrease in revenue for 2010 from 2009 was mainly the result of lower realized risk management gains and the impact of net property dispositions which reduced production of heavy oil and natural gas. Light-oil and NGL production increased, notwithstanding the January 2010 asset swap, as we focused our 2010 capital program on light-oil resource plays.

Reconciliation of Increase in Production Revenues

$00,000
(millions)
Gross revenues—January 1—December 31, 2010	$3,034
Increase in light oil and NGL production	112
Increase in light oil and NGL prices (including realized risk management)	580
Decrease in heavy oil production	(8)
Increase in heavy oil prices	55
Decrease in natural gas production	(58)
Decrease in natural gas prices	(111)

Gross revenues—January 1—December 31, 2011	$3,604

Royalties

	Year ended December 31
	2011	2010	2009
Royalties (millions)	$661	$545	$495
Average royalty rate (1)	18%	18%	17%
$/boe	$11.09	$9.07	$7.66

(1)	Excludes effects of risk management activities.

An increase in crude oil prices has led to an increase in royalties; however, royalty rates have remained comparable in both 2011 and 2010 as lower royalty rates on new wells under the various royalty incentive programs have partially offset higher royalty rates on base production.

Royalty rates were lower in 2009 due to the effect of the new Alberta royalty programs that became effective for part of 2009. The royalties per boe amount was lower as a result of lower royalty payments due to lower commodity prices.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 9

Expenses

	$00,000	$00,000	$00,000
	Year ended December 31
(millions)	2011	2010	2009
Operating	$1,036	$944	$966
Transportation	29	33	34
Financing	190	174	161
Share-based compensation	$84	$159	$52

	$00,000	$00,000	$00,000
	Year ended December 31
(per boe)	2011	2010	2009
Operating	$17.40	$15.71	$14.93
Transportation	0.49	0.55	0.52
Financing	3.20	2.89	2.49
Share-based compensation	$1.41	$2.65	$0.81

Operating

In 2011, the temporary interruptions experienced in the second quarter of 2011 from the wild fires in Slave Lake and flooding in Manitoba and Saskatchewan led to increased workover and maintenance activity in the second half of 2011. These events also contributed to lower average production volumes which led to an increase in operating costs on a per boe basis. Operating costs for 2011 include a realized gain on electricity contracts of $11 million (2010 – $14 million loss and 2009 – $16 million loss). For 2011 the average Alberta pool price was $76.21 per MWh. We have contracts in place that fix the price on approximately 75 percent of our Alberta electricity consumption for 2012 at $53.65 per MWh and additionally in 2013 and 2014 we have approximately 50 percent of our Alberta electricity consumption fixed at $55.20 per MWh and $58.50 per MWh, respectively.

In 2010, acquisition and divestiture activity contributed to an increase in the operating costs per boe. In 2009, there was a greater emphasis on production maintenance activities to maintain production volumes as a weaker commodity price environment in the early part of the year led to us focusing on efficient methods of maintaining production in the short-term.

Financing

The Company has an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $2.75 billion. The facility expires on June 26, 2015 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2011, approximately $1.2 billion was drawn under this facility.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 10

As at December 31, 2011, the Company had $2.0 billion (2010 – $1.7 billion) of senior unsecured notes outstanding with a weighted average interest rate, including the effects of interest rate swaps, of approximately 5.9 percent (2010 – 5.7 percent) and a weighted average remaining term of 6.5 years (2010 – 7.2 years), as follows:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 –15 years	5.80%		5.5 years
2008 Notes	May 29, 2008	US$480, CAD$30	8 –12 years	6.25%		6.0 years
UK Notes	July 31, 2008	£57	10 years	6.95	% (1)	6.6 years
2009 Notes	May 5, 2009	US$154, £20, €10, CAD$5	5 – 10 years	8.85	% (2)	5.0 years
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.47%		6.8 years
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	5.00%		9.7 years
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.49%		8.1 years

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

In November 2011, we closed a private placement of senior unsecured notes (the “2011 Notes”) with aggregate principal amounts of approximately $135 million. The 2011 Notes had an original weighted average term of approximately 8.1 years and an average fixed interest rate of approximately 4.49 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

In January 2011, we completed the closing of a private placement of senior unsecured notes, (the “2010 Q4 Notes”), with an aggregate principal amount of approximately US$230 million. The 2010 Q4 Notes had an original weighted average term of 10.8 years and bear a weighted average fixed interest rate of approximately 5.0 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

Financing charges in 2011 were higher than in 2010 since a higher percentage of our debt capital was held in longer-term, fixed rate, senior unsecured notes. The cost of borrowing under the current bank facility increased compared to the facility in place during 2009 and the first quarter of 2010 due to increased rates in the bank market. While the Company’s senior unsecured notes contain higher interest rates than the syndicated bank facilities held in short-term money market instruments, we believe the long-term and fixed interest rates inherent in the senior notes are favourable for a portion of our debt capital structure.

The interest rates on any non-hedged portion of the Company’s bank debt are subject to fluctuations in short-term money market rates as advances on the bank facility are generally made under short-term instruments. As at December 31, 2011, 19 percent (2010 – none and 2009 – 14 percent) of our long-term debt instruments were exposed to changes in short-term interest rates.

At December 31, 2011, the Company had $650 million of interest rate swaps outstanding at a weighted average fixed rate of 2.65 percent and an expiry date of January 2014.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For 2011 an expense of $12 million (2010 and 2009 – $21 million) was recognized in financing to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 11

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”), our Long-Term Retention and Incentive Plan (“LTRIP”), and our Deferred Share Unit Plan (the “DSU”) as described in Note 15 to our audited consolidated financial statements.

Effective January 1, 2011, we implemented the Option Plan and amended our Trust Unit Rights Incentive Plan (“TURIP”) which became the CSRIP. Pursuant to our plan to convert from a trust to a corporation, trust unit right holders had the choice to receive one restricted option (a “Restricted Option”) and one restricted right (a “Restricted Right”) for each outstanding “in-the-money” trust unit right. Those trust unit right holders who chose not to make the election or held trust unit rights that were “out-of-the-money” on January 1, 2011, received one common share right (“Share Rights”) issued under the CSRIP for each trust unit right. After January 1, 2011, all grants are under the Option Plan.

Trust unit rights issued under the former TURIP received liability treatment for accounting purposes throughout 2010 as we operated in an income trust structure. The Restricted Options, Share Rights and subsequent grants under the Option Plan receive equity treatment for accounting purposes subsequent to our conversion to a corporation with the fair value of each instrument expensed over the expected vesting period based on a graded vesting schedule. The fair values of the Restricted Options and new option grants are calculated using a Black-Scholes option-pricing model and a Binomial Lattice option-pricing model continues to be used to value the Share Rights. The Restricted Rights are accounted for as a liability as holders may elect to settle in cash or common shares.

On January 1, 2011, the previously recognized trust unit rights liability was removed and a share-based compensation liability was recorded for the Restricted Rights with the fair value charged to income. The fair values of the Restricted Options and Share Rights were also charged to income as at January 1, 2011, with an offset to other reserves. The elimination of the TURIP and subsequent implementation of the Option Plan and CSRIP resulted in a net $58 million charge to income during the first quarter of 2011.

The change in the fair value of outstanding LTRIP awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends. The LTRIP obligation is accrued over the vesting period as service is completed by employees and expensed based on a graded vesting schedule. Subsequent increases and decreases in the underlying common share price will result in increases and decreases charged to income to adjust the LTRIP obligation to fair value until settlement.

Share-based compensation consisted of the following:

	$00,000	$00,000	$00,000
	Year ended December 31
(millions)	2011	2010	2009
Options	$18	$—	$—
Restricted Options	22	—	—
Restricted Rights	(29)	—	—
Share Rights	1	—	—
LTRIP	14	8	—
TURIP	—	151	52
Expiry of TURIP at Jan. 1, 2011	(196)	—	—
Share Rights at Jan. 1, 2011	16	—	—
Restricted Options at Jan. 1, 2011	65	—	—
Restricted Rights liability at Jan. 1, 2011	173	—	—

Share-based compensation	$84	$159	$52

The share price used in the fair value calculation of the LTRIP liability and Restricted Rights obligation at December 31, 2011 was $20.19 (2010 – $23.84 and 2009 – N/A).

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 12

General and Administrative Expenses (“G&A”)

	$00,000	$00,000	$00,000
	Year ended December 31
(millions, except per boe amounts)	2011	2010	2009
Gross	$222	$207	$189
Per boe	3.72	3.45	2.93
Net	142	145	129
Per boe	$2.38	$2.41	$1.99

For 2011, our staff levels continued to increase compared to 2010 as we transitioned to an E&P production company resulting in higher gross costs.

In 2010 we began increasing our complement of technical staff and consolidated our employees into one building prior to our conversion to an E&P company which led to higher staff and building occupancy costs in 2010 compared to 2009.

Depletion, Depreciation and Accretion

	$00,000	$00,000	$00,000
	Year ended December 31
(millions, except per boe amounts)	2011	2010	2009
Depletion and depreciation (“D&D”)	$1,158	$1,169	$1,514
D&D expense per boe	19.45	19.44	23.39
Accretion of decommissioning liability	45	44	42
Accretion expense per boe	$0.76	$0.73	$0.65

D&D and accretion rates were comparable in 2011 and 2010. In 2009, under previous GAAP, depletion was based on proved reserves which resulted in a higher rate.

During the first quarter of 2011, we recorded an impairment reversal of $39 million (2010 – none) to reflect stronger commodity prices resulting in higher forecast cash flows relating to properties in central Alberta. In the second quarter of 2011, we recorded a $29 million impairment (2010 – $80 million) on certain properties in central Alberta due to weaker forward commodity prices.

Taxes

	$00,000	$00,000	$00,000
	Year ended December 31
(millions)	2011	2010	2009
Deferred tax recovery	$(227)	$(101)	$(378)

The 2011 deferred tax recovery includes a $304 million recovery related to the tax rate differential on our conversion from a trust to an E&P company. As a corporation, we are subject to income taxes at Canadian corporate tax rates. In the trust structure, under IFRS we were required to tax-effect timing differences in our trust entities at rates applicable to undistributed earnings of a trust being the maximum marginal income tax rate for individuals in the Province of Alberta.

The 2010 amount included a $177 million recovery related to corporate restructuring. The comparative figure in 2009 included a $168 million recovery related to unrealized risk management losses and a $65 million recovery related to income tax legislation enacted by the Government of Canada which reduced the provincial component of the Specified Investment Flow-Through (“SIFT”) tax rate from 13 percent to 10 percent.

We currently have a significant tax pool base. Based on current commodity prices and capital spending plans, we forecast these pools will shelter our taxable income for an extended period.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 13

Tax Pools

	$00,000	$00,000	$00,000
	As at December 31
(millions)	2011	2010	2009
Undepreciated capital cost (UCC)	$1,085	$1,122	$1,379
Canadian oil and gas property expense (COGPE)	1,395	1,562	1,912
Canadian development expense (CDE)	2,104	1,494	1,141
Canadian exploration expense (CEE)	294	305	280
Non-capital losses	2,966	2,481	2,139
Other	31	31	16

Total	$7,875	$6,995	$6,867

Tax pool amounts exclude income deferred in operating partnerships of $1,654 million in 2011 (2010 – $920 million and 2009 – $931 million).

Foreign Exchange

	$00,000	$00,000	$00,000
	Year ended December 31
(millions)	2011	2010	2009
Unrealized foreign exchange loss (gain)	$38	$(82)	$(186)

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized losses during 2011 were primarily due to the weakening of the Canadian dollar relative to the US dollar and the gains during 2010 and 2009 were primarily due to the strengthening of the Canadian dollar relative to the US dollar.

Funds Flow and Net Income (Loss)

	$00,000	$00,000	$00,000
	Year ended December 31
	2011	2010	2009
Funds flow (1) (millions)	$1,537	$1,185	$1,493
Basic per share	3.29	2.68	3.62
Diluted per share	3.29	2.65	3.60

Net income (loss) (millions)	638	1,110	(144)
Basic per share	1.37	2.51	(0.35)
Diluted per share	$1.36	$2.48	$(0.35)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow for 2011 increased from 2010 primarily due to an increase in our weighting of light-oil production and an increase in crude oil prices. In 2010, funds flow was lower than 2009 primarily as a result of net property dispositions and lower realized risk management gains.

For 2011, net income decreased compared to 2010 as significant gains on asset dispositions were recorded in 2010, which included a $368 million gain on the formation of the Cordova Joint Venture and a $572 million after-tax gain on the formation of the Peace River Oil Partnership. This was partially offset by a $304 million deferred tax recovery related to our conversion from an income trust to a corporate structure. The increase in net income in 2010 from 2009 was due to the gains on asset dispositions in 2010.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 14

	$0,00000	$0,00000	$0,00000	$0,00000	$0,00000	$0,00000
	Year ended December 31
		2011		2010		2009

	per boe	%	per boe	%	per boe	%

Oil and natural gas revenues (1)	$60.54	100	$50.46	100	$50.67	100
Royalties	(11.09)	(18)	(9.07)	(18)	(7.66)	(15)
Operating expenses (2)	(17.40)	(29)	(15.71)	(31)	(14.93)	(30)
Transportation	(0.49)	(1)	(0.55)	(1)	(0.52)	(1)

Net operating income	31.56	52	25.13	50	27.56	54
General and administrative expenses	(2.38)	(4)	(2.41)	(5)	(1.99)	(4)
Share-based compensation – cash	(0.15)	—	(0.14)	—	—	—
Financing (3)	(3.20)	(5)	(2.89)	(6)	(2.49)	(5)

Funds flow	25.83	43	19.69	39	23.08	45
Unrealized foreign exchange gain (loss)	(0.64)	(1)	1.36	3	2.88	6
Share-based compensation	(1.26)	(2)	(2.51)	(5)	(0.81)	(2)
Risk management activities (4)	0.55	1	0.40	1	(9.17)	(18)
Depletion and depreciation	(19.45)	(32)	(19.44)	(39)	(23.39)	(46)
Accretion	(0.76)	(1)	(0.73)	(1)	(0.65)	(1)
Gain on dispositions	2.89	5	18.02	36	—	—
Exploration and evaluation	(0.25)	(1)	(0.02)	—	—	—
Deferred tax recovery	3.80	6	1.70	3	5.84	12

Net income (loss)	$10.71	18	$18.47	37	$(2.22)	(4)

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Operating expenses include realized gains/ losses on electricity swaps.
(3)	Financing expenses include realized losses on interest rate swaps.
(4)	Risk management activities relate to unrealized gains and losses on derivative instruments.

Capital Expenditures

	$00,000	$00,000	$00,000
	Year ended December 31
(millions)	2011	2010	2009
Land acquisition and retention	$181	$102	$19
Drilling and completions	1,217	800	286
Facilities and well equipping	521	281	336
Geological and geophysical	9	10	9
Corporate	25	11	38

Capital expenditures (1)	1,953	1,204	688
Joint venture, carried capital	(107)	(17)	—
Property dispositions, net	(266)	(1,306)	(369)

Capital expenditures, net	1,580	(119)	319
Business combinations	286	139	116

Total expenditures	$1,866	$20	$435

(1)	Capital expenditures include costs related to development capital and Exploration and Evaluation activities.

In 2011, we increased our capital program as we transitioned some of our light-oil plays from the appraisal phase into full-scale development which led to an increase in drilling and completions, facilities and well equipping capital costs. We were also successful at land sales and acquired strategic lands to complement our existing asset base.

During 2010, we increased our capital spending compared to 2009 to take advantage of success at our light-oil resource plays and in preparation for our conversion to an E&P company. This resulted in an increase in drilling and completions expenditures year-over-year.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 15

Drilling

	Year ended December 31
		2011		2010
	Gross	Net	Gross	Net
Oil	457	353	351	245
Natural gas	53	36	53	38
Dry	—	—	3	2

	510	389	407	285
Stratigraphic and service	89	37	54	34

Total	599	426	461	319

Success rate (1)		100%		99%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Gain on asset dispositions

	Year ended December 31
(millions)	2011	2010	2009
Gain on asset dispositions	$172	$1,082	$—

During 2011, we closed property dispositions which resulted in gains of $172 million recognized in income (2010 – $1,082 million). In June 2010, as a result of forming the Peace River Oil Partnership, we recognized a pre-tax gain of $749 million in income and in September 2010, due to entering the Cordova Joint Venture, we recognized a $368 million gain.

Exploration and evaluation (“E&E”) capital expenditures

	$00,000	$00,000	$00,000
	Year ended December 31
(millions)	2011	2010	2009
E&E capital expenditures	$321	$58	$—

Our E&E capital expenditures increased due to strategic land purchases and exploration and evaluation activities since our conversion to an E&P company. Included in E&E capital expenditures is the benefit of $92 million of joint venture carried capital in 2011 (2010 – nil). During 2011, we transferred $14 million from E&E into PP&E and we had a non-cash E&E expense of $15 million (2010 – $1 million) related to land expiries and unsuccessful exploration activities.

In 2011, we disposed of E&E assets valued at $2 million (2010 – $61 million) in connection with property dispositions.

Spartan Exploration Ltd. (“Spartan”) business combination

On June 1, 2011, we closed the acquisition of Spartan, a publicly traded oil and gas exploration company with assets primarily located in the Cardium light-oil resource play in central Alberta. The total cost was $166 million, including the assumption of approximately $39 million of debt, with $286 million recorded to property, plant and equipment.

Sifton Energy Inc. (“Sifton”) business combination

On December 22, 2010, we closed the acquisition of Sifton, a private oil and gas exploration company with assets primarily located in the Cardium light-oil resource play in central Alberta. The total acquisition cost was approximately $108 million, which included the assumption of approximately $23 million of debt and working capital.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 16

Cordova Joint Venture

In the third quarter of 2010, we closed a joint venture agreement with a subsidiary of Mitsubishi Corporation (“Mitsubishi”) to develop our shale gas assets in the Cordova Embayment and certain conventional gas assets at our Wildboy property in northeastern British Columbia. As part of the arrangement, we sold a 50 percent interest in these assets to Mitsubishi in exchange for approximately $250 million of cash and approximately $205 million of future commitments. Mitsubishi will fund $600 million of the first $800 million of capital expenditures in this joint venture and we will continue to serve as the operator of the assets.

Peace River Oil Partnership

In the second quarter of 2010, we closed the transaction creating the Peace River Oil Partnership to develop oil resources in the Peace River area of northern Alberta. We contributed assets valued at $1.8 billion, retained a 55 percent interest in the partnership and received approximately $817 million which included $312 million cash paid upon closing and $505 million committed to us to fund our share of future capital and operating expenses for the Peace River Oil Partnership. As a result, on the first $1.0 billion of capital and operating costs to be incurred by the partnership, we will contribute approximately $56 million while maintaining our 55 percent interest in the partnership. In addition, we closed a private placement issuing approximately 23.5 million trust units to our partner for gross proceeds of $435 million ($424 million net).

January 2010 Asset Swap

In the first quarter of 2010, we closed an Asset Exchange Agreement increasing our position in our light-oil resource plays at Pembina and Dodsland with total production of approximately 560 boe per day in exchange for certain interests in the Leitchville area with total production of approximately 3,500 boe per day. Additionally, we received net cash proceeds of approximately $434 million which were applied to our bank facility.

Goodwill

	$00,000	$00,000	$00,000
	Year ended December 31
(millions)	2011	2010	2009
Balance, beginning and end of year	$2,020	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust. We determined there was no goodwill impairment at December 31, 2011.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation. Operations are continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 17

Liquidity and Capital Resources

Capitalization

	$00,000	$00,000	$00,000	$00,000	$00,000	$00,000
	As at December 31
(millions)		2011		2010		2009
		%		%		%
Common shares issued, at market (1)	$9,517	72	$10,959	78	$7,821	69
Bank loans and long-term notes	3,219	24	2,496	18	3,219	28
Convertible debentures	—	—	255	2	255	2
Working capital deficiency (2)	554	4	303	2	106	1

Total enterprise value	$13,290	100	$14,013	100	$11,401	100

(1)	The share price at December 31, 2011 was $20.19 (2010—$23.84 and 2009—$18.55).
(2)	Excludes the current portion of risk management, convertible debentures and share-based compensation liability.

For 2011, we declared total dividends of $506 million or $1.08 per share (2010 – trust distributions of $686 million or $1.56 per unit and 2009 – $841 million or $2.04 per unit) and paid total dividends, including amounts funded by the dividend reinvestment plan, of $420 million (2010 – trust distributions of $708 million and 2009 – $910 million). On February 15, 2012, our Board of Directors declared a 2012 first quarter dividend of $0.27 per share to be paid on April 13, 2012 to shareholders of record on March 30, 2012. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

On June 27, 2011, the Company closed the extension of its unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $2.25 billion and a four-year term. On October 27, 2011, the Company increased the aggregate borrowing limit by $500 million to $2.75 billion using the “accordion” feature in the facility. For further details on its debt instruments, please refer to the “Financing” and “Convertible Debentures” sections of this MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt structure. We actively consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks. We maintain close relationships with our lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On December 31, 2011, the Company was in compliance with all of these financial covenants which comprise the following:

	Limit	December 31, 2011
Senior debt to EBITDA (1)	Less than 3:1	1.86
Total debt to EBITDA (1)	Less than 4:1	1.86
Senior debt to capitalization	Less than 50%	26%
Total debt to capitalization	Less than 55%	26%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

As at December 31, 2011, all senior, unsecured notes contain change of control provisions whereby if a change of control occurs, the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital expenditure requirements. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 18

Convertible Debentures

During 2011, $248 million of convertible debentures matured and were settled in cash (2010 – nil), $7 million were redeemed and settled in cash (2010 – nil) and none matured and were settled in shares (2010 – $18 million). Of the $255 million of convertible debentures settled in cash during 2011, $224 million were the series “F” debentures which matured in the fourth quarter of 2011. We now have no convertible debentures outstanding.

Financial Instruments

We had the following financial instruments outstanding as at December 31, 2011. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	60,000 bbls/d	Jan/12 – Dec/12	US$85.53 to $101.16/bbl	$(103)
WTI Collars	5,000 bbls/d	Jan/13 – Dec/13	US$90.00 to $100.00/bbl	(1)

Natural gas
AECO Forwards (1)	52,730 GJ/d	Jan/12 – Dec/12	$4.08/GJ	25

Electricity swaps
Alberta Power Pool	45 MW	Jan/12 – Dec/12	$53.02/MWh	7
Alberta Power Pool	30 MW	Jan/12 – Dec/13	$54.60/MWh	10
Alberta Power Pool	20 MW	Jan/13 – Dec/13	$56.10/MWh	2
Alberta Power Pool	50 MW	Jan/14 – Dec/14	$58.50/MWh	1

Interest rate swaps	$650	Jan/12 – Jan/14	2.65%	(22)

Foreign exchange forwards on revenues
12-month initial term	US$1,872	Jan/12 – Dec/12	1.022 CAD/USD	2

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	20

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(26)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(5)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(3)

Total				$(93)

(1)	The forward contracts total approximately 50,000 mcf per day with an average price of $4.30 per mcf.

Subsequent to December 31, 2011, we entered into additional crude oil collars on 30,000 barrels per day in 2013 between US$94.17 and US$109.23 per barrel.

Please refer to our website at www.pennwest.com for details of all financial instruments currently outstanding.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 19

Outlook

This outlook section is included to provide shareholders with information about our expectations as at March 15, 2012 for production and capital expenditures for 2012 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements”.

Our production and capital guidance for 2012 remains unchanged. Taking into account net acquisition and disposition activity to date in 2012, our forecast average production for 2012 is between 168,500 and 172,500 boe per day and our exploration and development capital, net of acquisition and disposition activity, is forecasted to be in the range of $1.3 billion to $1.4 billion. These ranges are consistent with our prior forecasts for 2012 released with our third and fourth quarter 2011 results, reflecting acquisition and disposition activity to date in 2012, and filed on SEDAR at www.sedar.com.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	32	0.07
Liquids production	1,000 bbls/day	22	0.05
Price per mcf of natural gas	$0.10	9	0.02
Natural gas production	10 mmcf/day	—	—
Effective interest rate	1%	7	0.01
Exchange rate ($US per $CAD)	$0.01	19	0.04

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

	$00,000	$00,000	$00,000	$00,000	$00,000	$00,000
(millions)	2012	2013	2014	2015	2016	Thereafter
Long-term debt	$—	$5	$61	$1,504	$221	$1,428
Transportation	23	19	12	8	3	—
Transportation ($US)	4	4	37	37	33	231
Power infrastructure	32	15	15	15	15	14
Drilling rigs	26	26	22	16	10	2
Purchase obligations (1)	13	13	11	10	2	5
Interest obligations	161	161	158	127	93	216
Office lease (2)	68	66	60	60	59	479
Decommissioning liability (3)	$70	$67	$64	$61	$58	$287

(1)	These amounts represent estimated commitments of $40 million for CO2 purchases and $14 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above will be reduced by sublease recoveries totalling $434 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Our syndicated credit facility is due for renewal on June 26, 2015. If we are not successful in renewing or replacing the facility, we could enter other loans including term bank loans or be required to repay all amounts then outstanding on the facility. In addition, we have an aggregate of $2.0 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 20

Equity Instruments

Common shares issued:
As at December 31, 2011	471,372,730
Issued on exercise of share rights	162,988
Issued pursuant to dividend reinvestment plan	1,364,540

As at March 15, 2012	472,900,258

Options outstanding:
As at December 31, 2011	7,919,600
Granted	7,548,200
Forfeited	(112,541)

As at March 15, 2012	15,355,259

Share Rights outstanding:
As at December 31, 2011	2,549,112
Exercised	(155,841)
Forfeited	(104,283)

As at March 15, 2012	2,288,988

Restricted Options outstanding (1):
As at December 31, 2011	17,110,193
Forfeited	(3,916,374)

As at March 15, 2012	13,193,819

(1)	Each holder of a Restricted Option holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise. Refer to the “Expenses—Share-Based Compensation” section of this MD&A for further details.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 21

Fourth Quarter 2011 Highlights

Key financial and operational results for the fourth quarter 2011 were as follows:

	Three months ended December 31
	2011	2010	% change
Financial (millions, except per share amounts)
Gross revenues (1)	$979	$782	25
Funds flow	437	305	43
Basic per share	0.93	0.67	39
Diluted per share (2)	0.93	0.66	41
Net loss (2)	(62)	(37)	68
Basic per share (2)	(0.13)	(0.08)	63
Diluted per share (2)	(0.13)	(0.08)	63
Capital expenditures, net (3)	583	469	24
Dividends paid (4)	$127	$123	3

Operations

Daily production
Light oil and NGL (bbls/d)	90,185	88,447	2
Heavy oil (bbls/d)	17,886	16,849	6
Natural gas (mmcf/d)	364	365	—

Total production (boe/d)	168,801	166,148	2

Average sales price
Light oil and NGL (per bbl)	$88.76	$71.05	25
Heavy oil (per bbl)	76.88	61.87	24
Natural gas (per mcf)	$3.47	$3.79	(8)

Netback per boe
Sales price	$63.05	$52.43	20
Risk management loss	(0.84)	(1.51)	(44)

Net sales price	62.21	50.92	22
Royalties	(11.47)	(9.14)	25
Operating expenses	(17.48)	(15.92)	10
Transportation	(0.48)	(0.52)	(8)

Netback	$32.78	$25.34	29

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Comparative figures have been revised to comply with IFRS.
(3)	Excludes business combinations.
(4)	Includes dividends paid prior to those reinvested in shares under the dividend reinvestment plan. In 2011, we began paying dividends on a quarterly basis. The last monthly distribution payment as a trust was declared in December 2010 and paid in January 2011 ($0.09 per unit). Our first quarterly dividend ($0.27 per share) as a corporation was paid in April 2011.

Financial

Gross revenues increased in the fourth quarter of 2011 compared to 2010 primarily due to an increase in our light-oil production and higher crude oil prices. This also contributed to an increase in funds flow in 2011 compared to 2010.

The increase in net loss in 2011 from the prior period was primarily due to unrealized risk management losses.

We continued our oil focused capital program during the fourth quarter of 2011 and drilled 108 net wells.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 22

Operations

Production in the fourth quarter of 2011 was 168,801 boe per day. We completed a successful capital program in the second half of 2011. We gained momentum in the third quarter after the fires and floods reaching our full operating capacity in the fourth quarter. Average oil and liquids production was approximately 108,000 barrels per day in the fourth quarter of 2011, an increase of seven percent over the third quarter of 2011. To date in 2012, we have closed property dispositions for proceeds of approximately $340 million.

During the fourth quarter of 2011, crude oil prices averaged WTI US$94.02 per barrel compared to WTI US$89.81 per barrel in the third quarter of 2011 and WTI US$85.18 per barrel in the fourth quarter of 2010. In the fourth quarter of 2011, the AECO Monthly Index averaged $3.47 per mcf compared to $3.72 per mcf in the third quarter of 2011 and $3.58 per mcf in the fourth quarter of 2010.

Netbacks were $32.78 per boe compared to $25.34 per boe in the fourth quarter of 2010. The increase was primarily due to higher crude oil prices.

Disclosure Controls and Procedures

As of December 31, 2011, an internal evaluation was carried out under the supervision of our President and Chief Executive Officer (the “CEO”) and Executive Vice President and Chief Financial Officer (the “CFO”) of the effectiveness of Penn West’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2011 the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports that Penn West files or submits under the Exchange Act or under Canadian securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by Penn West in the reports that it files or submits under the Exchange Act or under Canadian securities legislation is accumulated and communicated to the Company’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting (“ICOFR”)

We have a team of qualified and experienced staff who continue to maintain our compliance with the applicable regulations regarding internal control over financial reporting (“ICOFR”). We became a registrant under the U.S. Securities Exchange Act of 1934 and listed our trust units on the New York Stock Exchange in June 2006. As of December 31, 2011, an internal evaluation was carried out under the supervision of our CEO and CFO of the effectiveness of our ICOFR as defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2011 our ICOFR was effective. We have certified our ICOFR and obtained auditor attestation of the operating effectiveness of our internal control over financial reporting in conjunction with our 2011 year-end audited consolidated financial statements. All significant financial reporting processes have been documented, assessed, and tested. No changes in our ICOFR were made during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 23

Changes in accounting policies

Transition to IFRS

On January 1, 2011, we completed our changeover to IFRS, with a transition date of January 1, 2010. On the transition date, we adjusted our account balances to IFRS and our financial reporting was changed to be in accordance with IFRS thereafter. A full description of our new accounting policies is outlined in Note 3 to our audited consolidated financial statements. Additionally, transition date information and reconciliations between IFRS and previous GAAP for comparative periods in 2010 are described in Note 24 to our audited consolidated financial statements. The transition to IFRS has not led to any changes in the business operations, capital strategies or funds flow of the Company.

Significant Accounting Differences and Accounting Policies

The following outlines significant accounting policy choices and differences between IFRS and previous GAAP applicable from the date of transition to IFRS on January 1, 2010. We operated in an income trust structure from the date of transition until our conversion to a corporation on January 1, 2011.

Component accounting

Under IFRS, depletion and depreciation of property, plant and equipment (“PP&E”) is based on significant components. These components consist of oil and natural gas assets, facilities, turnarounds and corporate assets.

Depletion and depreciation

Under previous GAAP, PP&E was generally depleted based on aggregations at the country level using the full cost method of accounting for oil and natural gas activities. Depletion of resource properties and facilities will continue to be calculated using the unit-of-production method; however, under IFRS there is an option to use reserves volumes on a total proved or total proved plus probable basis. We have elected to deplete resource properties using total proved plus probable reserves. Other assets, consisting of computer hardware and software, office furniture, buildings and leasehold improvements, will be depreciated on a straight-line basis over their estimated useful lives.

E&E assets

Oil and natural gas properties are classified as either PP&E or E&E under IFRS. Under previous GAAP, oil and gas assets were classified only as PP&E. E&E assets consist of capital costs related to prospective assets for which the technical and commercial viability of extracting oil and natural gas has not yet been ascertained. These assets are initially measured at cost and classified according to the nature of the associated expenditures.

E&E costs are transferred to PP&E, to the extent they are not impaired, once their technical and commercial viability is established which will generally be when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no future plans for development activity, E&E assets are assessed for impairment. Any impairment will be charged to income as E&E expense.

Impairment of oil and natural gas properties

Under IFRS, impairment testing is performed at a lower level than under previous GAAP. As a consequence, impairment provisions are more likely to occur as properties will no longer be tested at the country level. Under IFRS, unlike previous GAAP, impairments other than goodwill impairments may be reversed in the event future conditions change.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 24

Classification of trust units

Under previous GAAP, trust units were classified as equity instruments. Under IFRS, trust units carried a number of features that could result in either equity or liability treatment. Under IFRS “puttable financial instruments” with characteristics similar to ordinary shares are treated as equity instruments. We concluded that the appropriate classification of our trust units was equity.

Share-based payments

Under previous GAAP, share-based payments were classified as equity awards and were expensed using the straight-line method. Under IFRS, as an income trust, our equity awards met the definition of a puttable financial instrument, thus the awards were considered a liability in 2010 and expensed on a graded vesting schedule.

Asset retirement obligations (“ARO”) or decommissioning liability

Under previous GAAP, ARO was recorded when there was a legal obligation to abandon an asset. Under IFRS, a decommissioning liability is recorded when there is either a legal or constructive obligation to abandon an asset.

Future (deferred) income tax

While operating as an income trust subsequent to 2006, Penn West was considered a Specified Investment Flow-Through entity (a “SIFT entity”). Under previous GAAP, income tax assets and liabilities at the trust level were measured at the enacted tax rate for SIFT entities of approximately 25 percent. Under IFRS, in the 2010 period preceding our conversion to a corporation we were required to apply a tax rate of 39 percent, representing the rate applicable to undistributed profits of the Trust in the Province of Alberta.

IFRS 1—Oil and Gas Exemption

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, oil and natural gas companies previously following the full cost method of accounting could elect to use the recorded amount under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS. We elected to apply this exemption. For a further discussion on IFRS 1 exemptions, refer to Note 24 of our audited consolidated financial statements.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued the following standards which are not yet effective:

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard becomes effective for annual periods beginning on or after January 1, 2013. Penn West believes the adoption of this standard will have no material impact on its financial statements.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard becomes effective for annual periods beginning on or after January 1, 2013 and will apply to Penn West’s interest in the Peace River Oil Partnership. Penn West currently believes that its interest in the Peace River Oil Partnership is appropriately classified as a joint operation; therefore, it will continue to proportionately consolidate its interest in the Partnership upon adoption of this standard.

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements are required for annual periods beginning on or after January 1, 2013. Penn West is currently assessing the impact of this standard.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 25

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard is applicable for annual periods beginning on or after January 1, 2013. Penn West is currently assessing the impact of this standard.

IFRS impacts subsequent to our corporate conversion

Shareholders’ capital

Following the one-to-one exchange of trust units for common shares on January 1, 2011, Unitholders’ Capital was re-classified to Shareholders’ Capital.

Elimination of the consolidated deficit

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million was eliminated against share capital on January 1, 2011.

Deferred Tax

Effective January 1, 2010, as an income trust, we were required to measure deferred income tax assets and liabilities at the trust level at a tax rate of 39 percent, representing the tax rate applicable to undistributed profits of the trust in the Province of Alberta. Deferred income tax was recorded on this basis from January 1, 2010 until our conversion to a corporation on January 1, 2011. Under IFRS, upon conversion to a corporation, the deferred income tax assets and liabilities were re-measured at the applicable corporate income tax rate of approximately 26 percent and the company recognized a $304 million deferred income tax recovery during the first quarter of 2011.

Share-based Compensation

Effective January 1, 2011, we implemented an Option Plan and amended our TURIP to become the CSRIP. Trust unit right holders had the choice to receive both a Restricted Option and a Restricted Right for outstanding “in-the-money” trust unit rights or receive a Share Right under the CSRIP if they chose not to elect or had “out-of-the-money” trust unit rights. The elimination of the TURIP and subsequent implementation of the Option Plan and CSRIP resulted in a $58 million net charge to income during the first quarter of 2011.

Related-Party Transactions

During 2011, we incurred $1 million (2010 – $2 million) of legal fees from a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Our significant accounting policies are detailed in Note 3 to the audited consolidated financial statements under IFRS. In the determination of financial results, we must make certain critical accounting estimates as follows:

Depletion and Impairments

Costs for developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 26

All of our reserves were evaluated or audited by GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Limited (“SAL”), both independent engineering firms. Our reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component in determining the recoverable amount in the impairment test. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on our reserves, is less than the carrying amount of property, plant and equipment, a write-down against income must be made. We determined there was no impairment at December 31, 2011.

Decommissioning Liability

The discounted expected future cost of statutory, contractual, legal or constructive obligations to retire long-lived assets is recorded as a decommissioning liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 11 to the audited consolidated financial statements details the impact of these accounting standards.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior notes, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes is disclosed in Note 10 to the audited consolidated financial statements.

Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and dividends, collars or other financial instruments may be utilized from time to time. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Substantially all of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of our credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Goodwill

Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. Penn West determined there was no goodwill impairment at December 31, 2011.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 27

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: certain disclosures contained under the headings “Business Strategy” and “Outlook” relating to, among other things, our continued focus in 2012 on light-oil plays and our further shift toward full-scale development across portions of these plays; certain disclosures contained under the heading “Business Strategy” relating to, among other things, our continued application of horizontal multi-stage drilling technologies and pad drilling techniques, our continued appraisal activities under the Peace River Oil Partnership and the Cordova Joint Venture, our intention to appraise and extend our portfolio of light-oil and liquids-rich gas plays at a less aggressive pace than in 2010 and 2011; forecasts for modest global GDP growth in 2012 and the expected incremental demand for crude oil as a result thereof; our intention to continually allocate substantially all of our capital investments to oil projects; certain disclosures contained under the heading “Outlook” relating to our estimated 2012 exploration and development capital program and our resulting production estimates for 2012; certain disclosures contained under the heading “Natural Gas” relating to, among other things, our view of the outlook for natural gas prices and supply-demand fundamentals for such commodity; our forecast under the heading “Taxes” that, based on current commodity prices and capital spending plans, our tax pool base will shelter our taxable income for an extended period; all matters relating to our dividend policy, including the factors that may affect the amount of dividends that we pay in the future (if any); the ability of our debt and risk management programs to increase the likelihood that we can maintain our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and the longer-term execution of our business strategies; and certain disclosures contained under the heading “Sensitivity Analysis” relating to our estimated sensitivities to certain key assumptions on funds flow.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Outlook” and “Sensitivity Analysis”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable,

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 28

there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2011 ANNUAL MANAGEMENT’S DISCUSSION & ANALYSIS 29